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Exhibit 99.5

        Imperial Tobacco Group PLC is pleased to announce that it expects to release its preliminary results for the financial year ending 30 September 2004 on Monday 8 November 2004. The final dividend will be paid on 18 February 2005 to shareholders on the register at 21 January 2005.

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  Exhibit 99.5